

07005164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Springboard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 26 2007 WASH. D.C. 186

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive; Suite 600
(No and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Scalzo 949. 499.4552 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Scalzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Springboard Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

State of ____________________
County of ____________________
Subscribed and sworn (or affirmed) to before me this ___ day of ______, _____

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of ORANGE } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 --

2 --

3 --

4 --

5 --

6 ______________________ ______________________
Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

22nd day of MARCH, 2007, by
Date — Month — Year

(1) DOMINIC SCALZO,
Name of Signer

☐ ~~Personally known to me~~
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and

(2) ______________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

____
Signature of Notary Public


KERRY E. FENNELL
Commission # 1599086
Notary Public - California
Orange County
My Comm. Expires Sep 1, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: OATH

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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SEC MAIL
RECEIVED
PROCESSING
MAR 26 2007
WASH. D.C.
186
SECTION

Springboard Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Springboard Securities, Inc.:

We have audited the accompanying statement of financial condition of Springboard Securities, Inc. (the Company), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Springboard Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Springboard Securities Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 15,016
Commission receivable	24,299
Prepaid expense	3,000
Total assets	$ 42,315

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable & accrued expenses	$ 7,437
Payable to broker-dealers	17,470
Income tax payable	2,400
Total liabilities	27,307
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 1,000 issued and outstanding	15,000
Additional paid-in capital	951,848
Accumulated deficit	(951,840)
Total stockholder's equity	15,008
Total liabilities and stockholder's equity	$ 42,315

The accompanying notes are an integral part of these financial statements.

Springboard Securities Inc.
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 386,833
Total revenue	386,833
Expenses	
Employee compensation and benefits	36,000
Commissions	298,194
Occupancy	1,500
Taxes, other than income taxes	3,339
Other operating expenses	86,237
Total expenses	425,270
Net income (loss) before income tax provision	(38,437)
Income tax provision	800
Net income (loss)	$ (39,237)

The accompanying notes are an integral part of these financial statements.

Springboard Securities Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	Total
Balance at December 31, 2005	$ 15,000	$ 913,848	$ (912,603)	$ 16,245
Additional paid-in capital	–	38,000	–	38,000
Net income (loss)	–	–	(39,237)	(39,237)
Balance at December 31, 2006	$ 15,000	$ 951,848	$ (951,840)	$ 15,008

The accompanying notes are an integral part of these financial statements.

Springboard Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (39,237)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from broker-dealer	$ (22,461)	
Prepaid expense	(3,000)	
(Decrease) increase in:		
Accounts payable & accrued expenses	6,357	
Payable to broker-dealers	15,943	
Income taxes payable	800	
Total adjustments		(2,361)
Net cash provided by (used in) operating activities		(41,598)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from paid-in capital	38,000	
Net cash provided by (used in) financing activities		38,000
Net increase (decrease) in cash		(3,598)
Cash at beginning of year		18,614
Cash at end of year		$ 15,016
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Springboard Securities Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Springboard Securities Inc. (the "Company"), was incorporated in the State of California on August 11, 2000, and began operations in August 2001. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Springboard Capital Corporation (the "Parent").

The Company sells investments in mutual funds to individuals and corporate investors and has been approved to sell variable annuities by the NASD. The Company earns commissions directly from the mutual funds in which it invests. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Customers' securities transactions, and related commission income and expenses, are recorded on trade date basis.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The current and deferred portion of the income tax expense (benefit) included in the statement of operations are as follows:

Current income tax expense (benefit)	
Federal	$ –
State	800
Total current income tax expense (benefit)	800
Deferred income tax expense (benefit)	–
Total provision for income tax expense (benefits)	$ 800

The Company has available at December3 1, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $17,840, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 3,436	2021
74,697	2023
40,798	2026
$ 118,931	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and post-retirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Springboard Securities Inc.
Notes to Financial Statements
December 31, 2006

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $5,565 which was $565 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($11,381) to net capital was 2.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer. However, the net capital of $5,565 is within the early warning of net capital rules. This rule applies when net capital is not 120% of the minimum. The net capital for early warning rules is $6,000.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $10,839 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 16,404
Adjustments:		
Accumulated deficit	$ (1,396)	
Non-allowable assets	(9,443)	
Total adjustments		(10,839)
Net capital per audited statements		$ 5,565

Springboard Securities Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 15,000	
Additional paid-in capital	951,848	
Accumulated deficit	(951,840)	
Total stockholder's equity		$ 15,008
Less: Non-allowable assets		
Commission receivable, in excess of related payables	(6,443)	
Prepaid expense	(3,000)	
Total adjustments		(9,443)
Net capital		5,565
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 759	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess (deficit) net capital		$ 565
Ratio of aggregate indebtedness to net capital	2.05:1	

There was a difference of $10,839 in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 6.

See independent auditor's report.

Springboard Securities Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to Springboard Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Springboard Securities Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Springboard Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Springboard Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Springboard Securities, Inc.:

In planning and performing our audit of the financial statements of Springboard Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2007

END